Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR DISSEMINATION

THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Announces $500 Million Debenture Offering

Saskatoon, Saskatchewan, Canada, November 7, 2012 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has priced a public offering of unsecured debentures (the “Offering”) consisting of $400 million 3.75% Series E Debentures having a term of 10 years (the “Series E Debentures”) and $100 million 5.09% Series F Debentures having a term of 30 years (the “Series F Debentures” and together with the Series E Debentures, the “Debentures”). The closing of the Offering is expected to take place on November 14, 2012.

Cameco intends to use the net proceeds of the Offering to strengthen its capital position and enhance its financial flexibility in order to support planned expansion of its uranium production capacity and for general corporate purposes.

TD Securities Inc. and RBC Dominion Securities Inc. are acting as lead agents for the Offering. The Debentures are being offered and sold by way of a prospectus supplement to Cameco’s short form base shelf prospectus dated May 29, 2012 in all of the provinces and territories of Canada. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Debentures in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Debentures may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

The completion of the Offering is subject to certain terms and conditions. A copy of the short form base shelf prospectus and prospectus supplement relating to the Debentures may be obtained in Canada by visiting SEDAR or Cameco’s website at www.cameco.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

This news release contains certain “forward-looking statements” regarding Cameco and the Offering referred to herein, including the expected closing date and anticipated use of proceeds. These statements are based upon the assumptions that the Offering will be successfully completed on the terms described above, and that the proceeds of the Offering can successfully be used as described above. Actual developments may differ as a result of risks relating to market conditions, global political uncertainties, investor demand and the timing of the Offering. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593